SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Cellular Biomedicine Group, Inc.
(Name of Issuer)

Common Stock, par value of $0.001 per share
(Title of Class of Securities)

15117P102
(CUSIP Number)

Bizuo (Tony) Liu c/o Cellular Biomedicine Group, Inc. 9605 Medical Center Drive, Suite 100, 1st floor, Rockville, Maryland 20850 (347) 905-5663

With a copy to: Eleazer N. Klein, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, NY 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 19, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☑**

(Page 1 of 25 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** With the exceptions of Mission Right Limited, Maplebrook Limited, Full Moon Resources Limited and Pak To Leung, none of the Reporting Persons (defined below) previously filed a statement on Schedule 13G with respect to securities of the Issuer (defined below).

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 2 of 24 Pages

1	NAME OF REPORTING PERSON Bizuo (Tony) Liu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON IN

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 3 of 24 Pages

1	NAME OF REPORTING PERSON Li (Helen) Zhang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON IN

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 4 of 24 Pages

1	NAME OF REPORTING PERSON Yihong Yao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON IN

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 5 of 24 Pages

1	NAME OF REPORTING PERSON Chengxiang (Chase) Dai
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON IN

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 6 of 24 Pages

1	NAME OF REPORTING PERSON Mission Right Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON CO

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 7 of 24 Pages

1	NAME OF REPORTING PERSON Viktor Pan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Austria
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON IN

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 8 of 24 Pages

1	NAME OF REPORTING PERSON OPEA SRL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON CO

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 9 of 24 Pages

1	NAME OF REPORTING PERSON Zheng Zhou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON IN

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 10 of 24 Pages

1	NAME OF REPORTING PERSON Sailing Capital Overseas Investments Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON PN

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 11 of 24 Pages

1	NAME OF REPORTING PERSON Winsor Capital Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON IA

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 12 of 24 Pages

1	NAME OF REPORTING PERSON TF Venture Capital Management Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON IA

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 13 of 24 Pages

1	NAME OF REPORTING PERSON Chiang Chen Hsiu-Lien
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON IN

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 14 of 24 Pages

1	NAME OF REPORTING PERSON Maplebrook Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON CO

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 15 of 24 Pages

1	NAME OF REPORTING PERSON Full Moon Resources Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON CO

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 16 of 24 Pages

1	NAME OF REPORTING PERSON Pak To Leung
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong SAR
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON IN

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 17 of 24 Pages

This Amendment No. 6 (“Amendment No. 6”) amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 13, 2019 (the “Original Schedule 13D”), Amendment No. 1 filed with the SEC on January 30, 2020 (“Amendment No. 1”), Amendment No. 2 (“Amendment No. 2”) filed with the SEC on February 21, 2020, Amendment No. 3 filed with the SEC on April 1, 2020 (“Amendment No. 3”), Amendment No. 4 filed with the SEC on June 24, 2020 (“Amendment No. 4”) and Amendment No. 5 filed with the SEC on August 12, 2020 (“Amendment No. 5,” and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5, this “Schedule 13D”) with respect to the common stock, par value $0.001 per share (the “Common Stock”) of Cellular Biomedicine Group, Inc., a Delaware corporation (the “Issuer”).

Capitalized terms used herein and not otherwise defined in this Amendment No. 6 have the meanings set forth in the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 or Amendment No. 5. This Amendment No. 6 amends Items 4 and 5 as set forth below.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On February 8, 2021, a special meeting of stockholders of the Issuer was held. At the special meeting, the Issuer’s stockholders voted to approve the proposal to adopt the Merger Agreement by the affirmative vote of the holders of (a) at least a majority of all outstanding shares of Common Stock of the Issuer and (b) at least a majority of all outstanding shares of Common Stock of the Issuer owned by the Public Stockholders (as defined in the Merger Agreement).

Pursuant to the respective Support Agreements, the Rollover Shareholders have agreed, among other things, to (i) cancel the Rollover Shares for no cash consideration and (ii) subscribe for newly issued shares of Parent at or immediately prior to the Effective Time (as defined below), in each case, subject to the terms and conditions thereof. The information disclosed in this paragraph does not purport to be complete and is qualified in its entirety by reference to the Consortium Support Agreement, a copy of which is filed as Exhibit 18 to the Schedule 13D and is incorporated herein by reference in its entirety.

On February 19, 2021, the Issuer filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which the Merger became effective. As of the effective time of the Merger (the “Effective Time”), each share of the Issuer’s Common Stock issued and outstanding prior to the effective time, other than the Excluded Shares (as defined in the Merger Agreement) that have been cancelled for no consideration, has been converted into the right to receive $19.75 per share in cash, without interest and net of any applicable withholding taxes. The Issuer ceased to be a publicly traded company and has become a wholly owned subsidiary of Parent.

As a result of the Merger, the Common Stock of the Issuer has ceased to trade on the NASDAQ prior to opening of trading on February 19, 2021 and became eligible for delisting from NASDAQ and termination of registration under the Act. The Issuer has requested that trading of its Common Stock on NASDAQ be suspended prior to opening of trading on February 19, 2021. The Issuer requested that NASDAQ file with the Commission a Form 25 relating to the delisting of the Issuer’s Common Stock from NASDAQ and the deregistration of the Issuer’s registered securities. The Issuer intends to file a Form 15 with the Commission under the Act, requesting the deregistration of the Issuer’s shares of Common Stock, under Section 12(g) of the Act and the suspension of the Issuer’s reporting obligations under Section 15(d) of the Act. The Issuer’s obligations to file with the Commission certain reports and forms, including Form 10-K, Form 10-Q and Form 8-K, will be suspended immediately as of the filing date of the Form 15 and will cease once the deregistration becomes effective.

The foregoing description of the Merger does not purport to be complete, and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 13 to the Schedule 13D and is incorporated herein by reference in its entirety.

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 18 of 24 Pages

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

The information contained on each of the cover pages of this Amendment No. 6 and the information set forth or incorporated in Items 2, 3, 4, and 6 are hereby incorporated herein by reference.

(a)-(b)	As a result of the Merger, the Reporting Persons do not beneficially own any shares of Common Stock or have any voting power or dispositive power over any shares of Common Stock.

(c)

The second paragraph in Item 4 of this Amendment No. 6 is incorporated herein by reference and is qualified in its entirety by reference to the Consortium Support Agreement. Except as set forth under Item 4 and this Item 5, the Reporting Persons have not effected any transactions in the class of securities reported herein in the last 60 days.

(d)	Not applicable.

(e)	As a result of the transactions described in Item 4, as of February 19, 2021, each of the Reporting Persons ceased to be the beneficial owner of more than 5% of the Issuer’s Common Stocks. Therefore, this Amendment No. 6 constitutes the final amendment to the original Schedule 13D or Schedule 13G.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 25:	Joint Filing Agreement by and among the Reporting Persons, dated February 19, 2021.

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 19 of 24 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 6 is true, complete and correct.

Date: February 19, 2021

/s/ Bizuo (Tony) Liu
BIZUO (TONY) LIU

/s/ Li (Helen) Zhang
LI (HELEN) ZHANG

/s/ Yihong Yao
YIHONG YAO

/s/ Chengxiang (Chase) Dai
CHENGXIANG (CHASE) DAI

MISSION RIGHT LIMITED

By: /s/ Chan Boon Ho Peter
Name: Chan Boon Ho Peter
Title: Director

/s/ Viktor Pan
VIKTOR PAN

OPEA SRL

By: /s/ Edoardo Fontana
Name: Edoardo Fontana
Title: Managing Director

/s/ Zheng Zhou
ZHENG ZHOU

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 20 of 24 Pages

SAILING CAPITAL OVERSEAS INVESTMENTS FUND, L.P.

By: /s/ James Xiao Dong Liu
Name: James Xiao Dong Liu
Title: Chairman

WINSOR CAPITAL LIMITED

By: /s/ Chiang Chen Hsiu-Lien
Name: Chiang Chen Hsiu-Lien
Title: Director

TF VENTURE CAPITAL MANAGEMENT CO., LTD.

By: /s/ Chiang Chen Hsiu-Lien
Name: Chiang Chen Hsiu-Lien
Title: Director

/s/ Chiang Chen Hsiu-Lien
CHIANG CHEN HSIU-LIEN

MAPLEBROOK LIMITED

For and on behalf of BUKIT MERAH LIMITED Corporate Director

By: /s/Jean-Marc Rentsch /s/Carrie Sy Tan
Name: Jean-Marc Rentsch Carrie Sy Tan
Title: Authorized Signatory Authorized Signatory

FULL MOON RESOURCES LIMITED

By: /s/ Pak To Leung
Name: Pak To Leung
Title: Director

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 21 of 24 Pages

/s/ Pak To Leung
Pak To Leung

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 22 of 24 Pages

Exhibit 25

Joint Filing Agreement

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he, she or it knows that such information is inaccurate.

Dated: February 19, 2021

/s/ Bizuo (Tony) Liu
BIZUO (TONY) LIU

/s/ Li (Helen) Zhang
LI (HELEN) ZHANG

/s/ Yihong Yao
YIHONG YAO

/s/ Chengxiang (Chase) Dai
CHENGXIANG (CHASE) DAI

MISSION RIGHT LIMITED

By: /s/ Chan Boon Ho Peter
Name: Chan Boon Ho Peter
Title: Director

/s/ Viktor Pan
VIKTOR PAN

OPEA SRL

By: /s/ Edoardo Fontana
Name: Edoardo Fontana
Title: Managing Director

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 23 of 24 Pages

By: /s/ Zheng Zhou
ZHENG ZHOU

SAILING CAPITAL OVERSEAS INVESTMENTS FUND, L.P.

By: /s/ James Xiao Dong Liu
Name: James Xiao Dong Liu
Title: Chairman

WINSOR CAPITAL LIMITED

By: /s/ Chiang Chen Hsiu-Lien
Name: Chiang Chen Hsiu-Lien
Title: Director

TF VENTURE CAPITAL MANAGEMENT CO., LTD.

By: /s/ Chiang Chen Hsiu-Lien
Name: Chiang Chen Hsiu-Lien
Title: Director

/s/ Chiang Chen Hsiu-Lien
CHIANG CHEN HSIU-LIEN

MAPLEBROOK LIMITED
For and on behalf of BUKIT MERAH LIMITED Corporate Director

By: /s/Jean-Marc Rentsch /s/Carrie Sy Tan
Name: Jean-Marc Rentsch Carrie Sy Tan
Title: Authorized Signatory Authorized Signatory

CUSIP No. 15117P102	SCHEDULE 13D/A	Page 24 of 24 Pages

FULL MOON RESOURCES LIMITED

By: /s/ Pak To Leung
Name: Pak To Leung
Title: Director

/s/ Pak To Leung
Pak To Leung